UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes                      No      X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Investor Relations (5255) 1944 9700 ri@dcf.pemex.com

May 3, 2006

PEMEX unaudited financial results report

as of March 31, 2006

Financial highlights

PEMEX, Mexico’s oil and gas company and the ninth largest integrated oil company in the world[1], headed by Luis Ramírez Corzo, announced its unaudited consolidated financial results as of March 31, 2006.

•     Total sales increased 19%, as compared to the first quarter of 2005, reaching Ps. 241.4 billion (US$22.2 billion)[2]

•     Income before taxes and duties increased 21%, as compared to the first quarter of 2005, to Ps. 150.2 billion (US$13.8 billion)

•     Net income was Ps. 7.8 billion (US$0.7 billion)

Table 1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Financial results summary

	First quarter (January - March)
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Total sales	202,354	241,431	19%	39,076	22,163
Domestic sales(1)	117,351	126,552	8%	9,201	11,617
Exports	85,004	114,879	35%	29,875	10,546
Income before taxes and duties(1)	124,554	150,239	21%	25,686	13,792
Taxes and duties	123,817	142,487	15%	18,670	13,080
Net income (loss)	5,312	7,752	46%	2,440	712
EBITDA(2)	141,730	179,328	27%	37,598	16,462
EBITDA / Interest expense(3)	13.0	14.4

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2006.

(1)	Includes the Special Tax on Production and Services (IEPS), which w as Ps. 11,933 million in the first quarter of 2005 and zero in the first quarter of 2006.

(2)	Excludes IEPS.

(3)	Excludes capitalized interest.

Note: Numbers may not total due to rounding.

[1]	Petroleum Intelligence Weekly Ranking, December 2005.

[2]	Amounts in US dollars are translated at the March 31, 2006 exchange rate of Ps.10.8935 per US dollar.

PEMEX financial results report as of March 31, 2006		1/47
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PEMEX	Investor Relations

Operational highlights

•     Total liquid hydrocarbons production totaled 3,784 Mbd, 1% more than the production in the first quarter of 2005:

•     Crude oil production increased 29 Mbd, to 3,345 Mbd

•     Natural gas liquids production increased by 0.3% to 439 Mbd

•     Natural gas production rose 10% to 5,094 million cubic feet per day (MMcfd):

•     Gas flaring represented 3.2% of total natural gas production

•     Crude oil exports averaged 2,003 Mbd, 8% higher than the volume registered during the first quarter of 2005

Operating items

Exploration and production

Crude oil production

During the first quarter of 2006 crude oil production averaged 3,345 Mbd, 1% higher than the 3,316 Mbd average for the first quarter of 2005. Despite the 1% decrease in heavy crude oil production, light and extra-light crude oil production increased 2% and 38%, respectively.

The production increase of light and extra-light crude oil production was due to the progress in the completion and workover of wells at the assets of Bellota-Jujo, Samaria-Luna and Litoral de Tabasco.

The decrease in heavy crude oil production was due mainly to wells planned shut-in’s in Cantarell as a result of the increasing gas-oil contact.

Table 2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Production of liquid hydrocarbons

	First quarter (January - March)
	2005	2006	Change
	(Mbd)
Liquid hydrocarbons	3,754	3,784	1%	30
Crude oil	3,316	3,345	1%	29
Heavy	2,410	2,376	-1%	(34)
Light	784	800	2%	17
Extra-light	123	169	38%	46
Natural gas liquids(1)	438	439	0.3%	1

(1)	Includes condensates.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of March 31, 2006		2/47
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PEMEX	Investor Relations

Natural gas production

In the first quarter of 2006, natural gas production increased 10% as compared to the first quarter of 2005. Non-associated gas production increased 19%, while associated gas production increased 4%.

The increase in non-associated natural gas production was due mainly to the addition of new development wells and infrastructure works at the Burgos and Veracruz basins. The growth in associated natural gas production was a result of the increase in lighter crude oils production, particularly in the Ixtal-Manik project.

Gas flaring	In the first quarter of 2006, gas flaring represented 3.2% of total natural gas production. The increase with respect to the first quarter of 2005 was due to maintenance works on a 48 inch natural gas pipeline that runs from the Dos Bocas Marine Terminal to the compression facilities in Cunduacán. These maintenance works began in the third quarter of 2005.

Table 3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Production of natural gas and gas flaring

	First quarter (January - March)
	2005	2006	Change
	(MMcfd)
Total	4,640	5,094	10%	454
Associated	2,900	3,025	4%	125
Non-associated	1,740	2,069	19%	329
Natural gas flaring	130	163	25%	33
Gas flaring / total production	2.8%	3.2%

Note: Numbers may not total due to rounding.

Wells	During the first quarter of 2006, wells drilled decreased by 6 as compared to the first quarter of 2005. Exploration wells drilled decreased by 5 due to a reduction in activities at the Burgos project. Development wells drilled decreased by 1, as a result of reduced activity at the Ogarrio-Magallanes project.

PEMEX financial results report as of March 31, 2006		3/47
www.pemex.com

PEMEX	Investor Relations

Table 4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Drilling activity and inventory of wells

	First quarter (January - March)
	2005	2006	Change
	(Number of wells)
Wells drilled	176	170	-3%	(6)
Development	155	154	-1%	(1)
Exploration	21	16	-24%	(5)
Total operating wells(1)	5,638	6,112	8%	474
Injection	277	265	-4%	(12)
Production	5,361	5,847	9%	486
Crude	3,028	3,175	5%	147
Non-associated gas	2,333	2,672	15%	339

(1)	As of March 31, 2005.

Note: Numbers may not total due to rounding.

Seismic studies

During the first quarter of 2006, the area covered by new 2D seismic studies decreased by 73% as compared to the same quarter of 2005. This reduction was due mainly to decreased activity at the Burgos and Golfo de México B projects. The area covered by new 3D seismic studies decreased 77%. This reduction was due mainly to decreased activity at the Pandura – Anáhuac block which is part of the financed public works contracts.

The decrease in 2D and 3D seismic information studies is a result of the transition of the projects to the interpretation and analysis phases.

Table 5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Seismic studies

	First quarter (January - March)
	2005	2006	Change
Seismic
2D (Km.)	1,337	365	-73%	(972)
3D (Km2)	3,138	722	-77%	(2,416)
__________ Note: Numbers may not total due to rounding.

Discoveries	Our main discoveries in the first quarter of 2006 were:

Table 6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Main discoveries

Project	1Q06	Geologic age	Initial production	Type
Burgos	Rusco-1	Oligocene	4.0 MMcfd	Non-associated natural gas

Comalcalco	Cobra-1	Cretaceous	1.6 Mbd	Light crude oil

PEMEX financial results report as of March 31, 2006		4/47
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PEMEX	Investor Relations

Hydrocarbon reserves

Proved hydrocarbon reserves (1P), as of December 31, 2005 were 16,470 million barrels of crude oil equivalent. Of this amount:

•     72% are crude oil

•     11% are condensate and plant liquids

•     17% are dry gas

Out of total proved reserves, 69% are developed reserves:

•     76% are crude oil

•     9% are condensate and plant liquids

•     15% are dry gas

The remaining 31% are undeveloped reserves:

•     63% are crude oil

•     16% are condensate and plant liquids

•     21% are dry gas

Reserves-production ratio	Considering 2005 annual production (1,604 million barrels), the reserves-production ratio in crude oil equivalent is 10 years for proved reserves.

Replacement rate

As of December 31, 2005, proved reserves discoveries in Mexico, attributable to exploratory activity, were 137 million barrels of crude oil equivalent. These discoveries are comprised of reservoirs of non-associated gas and crude oil.

Considering discoveries only, PEMEX replaced 9% of its production taking into account proved reserves (1P). Considering the discoveries, developments and existing field revisions, the reserve replacement of proved reserves reached 26%.

For further detail on hydrocarbon reserves as of December 31, 2005, please refer to the hydrocarbon reserves report available at:

http://www.pemex.com/files/content/dcf_reservas_i_060316.pdf

PEMEX financial results report as of March 31, 2006		5/47
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PEMEX	Investor Relations

Burgos project

The Burgos project is located in the Northern Region in the states of Tamaulipas, Nuevo León and Coahuila. The project comprises the Burgos, Sabinas and Piedras Negras Basins.

The objective of the Burgos project is to increase natural gas reserves and natural gas production. The project execution was approved in 1997, and in 2004 the financed public works contracts were added to the project.

During the 1997 – 2005 period, PEMEX completed the following activities:

•     Drilling and completion of 219 exploratory wells and 2,345 development wells

•     815 workovers to development wells

•     The acquisition of 19,451 km and 18,506 km2 of 2D and 3D seismic information

•     The construction of 11,568 infrastructure works (pipelines and facilities)

Some of the most relevant achievements include an increase of 250% in natural gas production, from 487 MMcfd in 1997 to 1,217 in 2005. On December 30, 2005, natural gas production registered a record production of 1,306 MMcfd. In 2005, the incorporation of total natural gas reserves (3P) equaled 396,400 MMcf.

For 2006, the Burgos project targets are:

•     Natural gas production of 1,264 MMcfd

•     3P natural gas reserves incorporation of 498,000 MMcf

In order to achieve these targets, the following activities will be undertaken:

•     Drilling and completion of 38 exploratory wells and 321 development wells

•     215 workovers

•     The acquisition of 1,460 km and 547 km2 of 2D and 3D seismic information

During the first quarter of 2006, natural gas production averaged 1,303 MMcfd. On March 18, 2006, natural gas production registered a new record production of 1,322 MMcfd.

During the 2007 – 2021 period, PEMEX expects to implement the following activities. These activities include the financed public works contracts:

•     Drilling and completion of 578 exploratory wells and 1,520 development wells

•     1,786 workovers

•     The acquisition of 4,700 km and 13,450 km2 of 2D and 3D seismic information

Based on the implementation of the abovementioned activities, the Burgos project is expected to reach around 1,330 MMcfd of natural gas production in 2007, and a peak production of 1,920 MMcfd in 2011.

During the period 2007 – 2021, total investment is estimated to be approximately US$14 billion.

PEMEX financial results report as of March 31, 2006		6/47
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PEMEX	Investor Relations

Gas and basic petrochemicals

Gas processing and dry gas production

During the first quarter of 2006, total on-shore natural gas processing increased by 3%. This variation was attributable to:

•     An increase of 67 MMcfd in on-shore natural gas processing due to the rise in non-associated natural gas production from the Burgos and the Veracruz Basins

•     An increase of 54 MMcfd in sour wet gas processing as a result of a higher associated natural gas supply caused by an increase in lighter crude oils production

The increase in wet gas processing caused dry gas and natural gas liquids production to improve by 4% and 0.3% respectively, in the first quarter of 2006, as compared to the first quarter of 2005.

PEMEX financial results report as of March 31, 2006		7/47
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PEMEX	Investor Relations

Table 7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Natural gas processed and dry gas production

	First quarter (January - March)
	2005	2006	Change
	(MMcfd)
On-shore gas processed	3,895	4,017	3%	121
Sour wet gas	3,199	3,253	2%	54
Sweet wet gas	696	764	10%	67
Production
Dry gas	3,148	3,284	4%	136
Natural gas liquids (Mbd)(1)	438	439	0.3%	1

(1)	Includes condensates.

Note: Numbers may not total due to rounding.

Infrastructure works

In March 2006, the cryogenic plant 3 started operating by processing 100 MMcfd of sweet wet gas. The construction of the cryogenic plant 4 continues on schedule and it is expected to start operating in the third quarter of 2006.

These two plants contribute to the sweet wet gas processing capacity expansion in Northern Mexico. The construction of the cryogenic plants 3 and 4 commenced in late 2004 and early 2005, respectively, and similar to the modular cryogenic plants 1 and 2, plants 3 and 4 will have a processing capacity of 200 MMcfd of sweet wet gas.

In February 2006, the engineering, procurement and construction (EPC) package execution for the liquefied petroleum gas (LPG) pipeline was signed. This pipeline will transport up to 30 Mbd of LPG from the Burgos Gas Processing Center to the city of Monterrey. This project includes a delivery terminal with two 20 Mb storage facilities and 8 dispensers.

Refining

Processing

During the first quarter of 2006, total crude oil processing decreased by 4%, resulting from a 5% reduction in the processing of heavy crude oil and 3% decrease in the processing of light crude oils. The decrease in total crude oil processing was due mainly to:

•     Pipeline maintenance works due to the implementation of the Safety, Health and Environmental Protection Program (SSPA)

•     An increase in plants maintenance works compared to those performed in the first quarter of 2005

•     An increase in fuel oil inventories due to a reduction in the Comisión Federal de Electricidad (CFE) fuel oil demand

PEMEX financial results report as of March 31, 2006		8/47
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PEMEX	Investor Relations

Table 8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Crude oil processing

	First quarter (January - March)
	2005	2006	Change
	(Mbd)
Total processed	1,317	1,265	-4%	(52)
Heavy Currents	553	524	-5%	(29)
Light Currents	764	741	-3%	(23)

Note: Numbers may not total due to rounding.

Capacity utilization	During the first quarter of 2006, as a consequence of the reduction in total crude oil processing, the primary distillation capacity utilization rate decreased by 3%, as compared to the first quarter of 2005. The utilization rate decreased from 85% to 82%.

Production	During the first quarter of 2006, total refined products production decreased by 4%. Gasoline and fuel oil productions decreased by 7% and 6%, respectively. The reduction in gasoline production was mainly due to lower crude oil processing and an increase in plants maintenance works, particularly the maintenance of the refining infrastructure in La Cangrejera which in turn reduced the elaboration of gasoline bases. The decrease in fuel oil production was also caused by lower crude oil processing and higher asphalt output.

Table 9

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Refining production

	First quarter (January - March)
	2005	2006	Change
	(Mbd)
Total production	1,597	1,540	-4%	(57)
Gasolines	482	450	-7%	(32)
Fuel oil	356	334	-6%	(22)
Diesel	321	317	-1%	(4)
Liquefied petroleum gas (LPG)	250	247	-1%	(3)
Jet Fuel	67	62	-7%	(5)
Other(1)	121	130	8%	9

(1)	Includes mainly parafines, furfural extract and aeroflex.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of March 31, 2006		9/47
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PEMEX	Investor Relations

Variable refining margin

The variable refining margin is an estimate of the operating income per barrel of crude oil processed. The operating income is calculated as total revenues minus the cost of:

•     Inputs

•     Natural gas and fuel oil used to operate the refineries

•     Electric power, water and catalysts (auxiliary services)

In the first quarter of 2006, PEMEX’s variable refining margin decreased by 4%, to US$4.84 per barrel, from US$5.05 per barrel in the first quarter of 2005. This decrease is primarily a result of a lower production of light refined products, mainly gasoline.

Franchises	As of March 31, 2006, the number of franchised gas stations rose 6% to 7,268, from 6,826 as of March 31, 2005.

Petrochemicals

Production

Total petrochemicals production for the first quarter of 2006 was 2,623 thousand tons (Mt), 1% lower than the total petrochemicals production in the same quarter of 2005. This reduction was mainly driven by lower production of aromatics, propylene and their derivatives. However, during the first quarter of 2006 a higher number of ammonia plants were operating and vinyl chloride production was more stable than in the first quarter of 2005. Methanol production decreased as a result of production shut-down caused by high natural gas prices and inventory management.

Aromatics and derivatives, as well as acrylonitrile production decreased due to maintenance works performed on the aromatics train in La Cangrejera Petrochemical Center. Moreover, acrylonitrile plants shut-down was due to lack of acrylonitrile demand caused by higher acrylonitrile prices.

PEMEX financial results report as of March 31, 2006		10/47
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PEMEX	Investor Relations

Table 10

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Production of petrochemicals

	First quarter (January - March)
	2005	2006	Change
	(Mt)
Total production	2,656	2,623	-1%	(33)
Methane derivatives
Ammonia	140	209	49%	69
Methanol	35	23	-35%	(12)
Ethane derivatives
Ethylene	276	259	-6%	(17)
Ethylene oxide	93	80	-14%	(13)
Low density polyethylene	63	78	24%	15
High density polyethylene	46	37	-19%	(9)
Vinyl chloride	13	50	291%	37
Aromatics and derivatives
Toluene	59	25	-57%	(34)
Ethylbenzene	42	30	-29%	(12)
Benzene	38	16	-57%	(22)
Propylene and derivatives
Acrylonitrile	15	—	—	—
Polypropylene	92	82	-11%	(10)
Others(1)	1,744	1,734	-1%	(10)

(1)	Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, clorhidric acid, muriatic acid, hexane, heptanes and others.

Note: Numbers may not total due to rounding.

New petrochemical plant	During the second quarter of 2006, PEMEX expects to begin operations of a “swing” plant at the Morelos Petrochemical Center in Coatzacoalcos, Veracruz. The plant will have a production capacity of 300 Mt per year of either low density linear polyethylene or high density polyethylene.

International trade3

Crude oil exports

In the first quarter of 2006, PEMEX’s crude oil exports averaged 2,003 Mbd, 8% higher than the volume registered during the first quarter of 2005. Approximately 80% of total crude oil exports were heavy crude oil (Maya), while the rest consisted of light and extra-light crude oil (Isthmus and Olmeca).

81% of the total crude oil exports were delivered to the United States, while the remaining 19% were distributed among Europe (8%), the rest of America (9%) and the Far East (2%).

In the first quarter of 2006, the weighted average export price of the Mexican crude oil basket was US$49.85 per barrel, as compared to US$34.65 per barrel in the first quarter of 2005.

[3]	Source: PMI.

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PEMEX	Investor Relations

Refined products and petrochemicals exports

Exports of refined products averaged 164 Mbd, 2% lower than in the first quarter of 2005. This was due to lower availability of long residue. The main refined products exported during the first quarter of 2006 were naphtha, coker gasoline and condensates.

Petrochemicals exports decreased by 6%, or 13 Mt, totaling 206 Mt for the quarter. This was attributable to higher availability of ethane derivatives, propane and aromatics. The main petrochemical products exported during the first quarter of 2006 were high and low-density polyethylene, ethylene, crude butadiene and sulphur.

Table 11

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Exports(1)

	First quarter (January - March)
	2005	2006	Change
Crude oil exports (Mbd)(2)
Total	1,856	2,003	8%	147
Heavy	1,613	1,598	-1%	(15)
Light	21	138	565%	117
Extra-light	222	267	20%	45
Average price (US$/b)	34.65	49.85	44%	15
Refined products (Mbd)	167	164	-2%	(3)
Petrochemicals (Mt)	219	206	-6%	(13)

(1)	Source: PMI. Does not consider third party operations by PMI.

(2)	Excludes the volume of crude oil under processing agreements.

Note: Numbers may not total due to rounding.

Imports

In the first quarter of 2006, natural gas imports averaged 369 MMcfd, 47% fewer than the imports registered during the first quarter of 2005. Imports decreased due to an increase in PEMEX’s production and lower domestic demand.

Imports of refined products increased by 22%, from 369 Mbd in the first quarter of 2005 to 450 Mbd. The increase was attributable mainly to higher gasoline and diesel imports.

Petrochemicals imports increased by 57%, to 138 Mt, due to higher imports of methanol, ammonia and isobutane.

PEMEX financial results report as of March 31, 2006		12/47
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PEMEX	Investor Relations

Table 12

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Imports(1)

	First quarter (January - March)
	2005	2006	Change
Natural gas (MMcfd)	691	369	-47%	(322)
Refined products (Mbd)(2)	369	450	22%	80
Petrochemicals (Mt)	88	138	57%	50

(1)	Source: PMI except natural gas imports. Does not consider third party operations by PMI.

(2)	Includes the volume of imported products under processing agreements. Also, 79 Mbd and 81 Mbd of

LPG for the first quarter of 2005 and 2006, respectively.

Note: Numbers may not total due to rounding.

Financial results as of March 31, 2006

Total sales

Total sales	During the first quarter of 2006, total sales (including the special tax on production and services, or IEPS) increased by 19% in constant pesos to Ps. 241.4 billion (US$22.2 billion), as compared to Ps. 202.4 billion in the first quarter of 2005. The growth was due mainly to higher prices.

Domestic sales

During the first quarter of 2006, domestic sales, including IEPS, increased 8% to Ps. 126.6 billion (US$11.6 billion), from Ps. 117.4 billion. Domestic sales, net of IEPS, increased 20% to Ps. 126.6 billion (US$11.6 billion) from Ps. 105.4 billion. The increase in total domestic sales was attributable to the following:

•     Natural gas sales increased 7% to Ps. 19.0 billion (US$1.7 billion) from Ps. 17.7 billion. Natural gas sales volume decreased 1% to 2,735 MMcfd from 2,772 MMcfd. During the first quarter of 2006, the average sales price of natural gas was US$6.91 per MMBtu, while in first quarter of 2005, the average price was US$6.35 MMBtu

•     Sales of refined products, net of IEPS, grew 25% to Ps. 102.6 billion (US$9.4 billion) from Ps. 82.1 billion. Refined products sales volume increased 3% to 1,794 Mbd, from 1,750 Mbd. The IEPS generated by these sales was zero compared to Ps. 11.9 billion in the first quarter of 2005. Sales of refined products, including IEPS, increased 9% to Ps. 102.6 billion (US$9.4 billion) from Ps. 94.0 billion

•     Petrochemical sales decreased 12% to Ps. 4.9 billion (US$0.5 billion) from Ps. 5.6 billion. Petrochemicals sales volume fell 3% to 918 Mt from 945 Mt

PEMEX financial results report as of March 31, 2006		13/47
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PEMEX	Investor Relations

Table 13

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Domestic sales

	First quarter (January - March)
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Domestic sales including IEPS	117,351	126,552	8%	9,201	11,617
Domestic sales without IEPS	105,418	126,552	20%	21,134	11,617
Natural gas	17,727	19,026	7%	1,300	1,747
Refined products including IEPS	94,015	102,598	9%	8,583	9,418
Refined products	82,083	102,598	25%	20,515	9,418
IEPS	11,933	—		(11,933)	—
Gasoline	38,715	50,685	31%	11,970	4,653
Diesel	17,890	20,976	17%	3,086	1,926
LPG	12,364	13,407	8%	1,043	1,231
Other	13,114	17,531	34%	4,417	1,609
Petrochemical products	5,609	4,928	-12%	(681)	452

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2006.

Note: Numbers may not total due to rounding.

Table 14

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Volume of domestic sales(1)

	First quarter (January - March)
	2005	2006	Change
Natural gas (MMcfd)	2,772	2,735	-1%	(37)
Refined products (Mbd)	1,750	1,794	3%	44
Gasoline	651	699	7%	48
Diesel	301	335	12%	35
LPG	332	321	-3%	(11)
Other	467	439	-6%	(28)
Petrochemicals (Mt)	945	918	-3%	(27)

Note: Numbers may not total due to rounding.

Exports

During the first quarter of 2006, export sales totaled Ps. 114.9 billion (US$10.5 billion), 35% higher than the Ps. 85.0 billion registered in the first quarter of 2005.

•     Crude oil and condensates export sales increased 38% to Ps. 105.5 billion (US$9.7 billion) from Ps. 76.4 billion. Crude oil exports volume rose 8% to 2,003 Mbd from 1,856 Mbd

•     Refined products export sales rose 19% to Ps. 8.8 billion (US$0.8 billion) from Ps. 7.4 billion. Refined products exports volume fell 2% to 164 Mbd from 167 Mbd

•     Petrochemical products export sales decreased 49% to Ps. 0.6 billion (US$0.06 billion) from Ps. 1.2 billion. Petrochemical products exports volume decreased 6% to 206 Mt from 219 Mt

PEMEX financial results report as of March 31, 2006		14/47
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PEMEX	Investor Relations

Table 15

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Exports

	First quarter (January - March)
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Total exports	85,004	114,879	35%	29,875	10,546
Crude oil and condensates	76,386	105,463	38%	29,077	9,681
Refined products	7,374	8,778	19%	1,404	806
Petrochemical products	1,243	638	-49%	(605)	59

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2006.

Note:	Numbers may not total due to rounding.

Costs and operating expenses

Costs and operating expenses

Costs and operating expenses grew 20%, or Ps. 15.7 billion compared to the first quarter of 2005, to Ps. 94.0 billion (US$8.6 billion). This variation was mainly due to:

•     An increase of Ps. 5.9 billion, in operating expenses, primarily payroll and supplies and materials purchases

•     An unfavorable effect of Ps 5.6 billion, in the variation of inventories

•     An increase of Ps. 3.8 billion, in imports of products

•     An increase of Ps. 1.8 billion in the reserve for retirement payments

•     An unfavorable effect of Ps. 0.1 billion, in manufacturing expenses

•     An increase of Ps. 0.1 billion, in exploration and non-successful drilling expenses

•     An decrease of Ps. 1.9 billion, in depreciation and amortization

•     An increase of Ps. 0.1 billion, in upkeep and maintenance (including operational maintenance)

The payroll increase was caused by the registration of salary compensations that were not observed in the first quarter of 2005. The salary compensations were derived from salaries paid for maintenance works, salary increases in real terms and the restructuring of Pemex Exploration and Production.

PEMEX financial results report as of March 31, 2006		15/47
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PEMEX	Investor Relations

Cost of sales

Cost of sales increased 22%, or Ps. 13.6 billion, to Ps. 76.1 billion (US$7.0 billion). The increase was the result of the following:

•     An unfavorable effect of Ps 5.6 billion, in the variation of inventories

•     An increase of Ps. 3.8 billion, in imports of products

•     An unfavorable effect of Ps. 3.7 billion, in operating expenses, primarily supplies and materials purchases

•     An increase of Ps. 2.1 billion in the reserve for retirement payments

•     An increase of Ps. 0.1 billion, in exploration and non-successful drilling expenses

•     An unfavorable effect of Ps. 0.1 billion, in manufacturing expenses due to the increase in the difference between refined products prices – mainly gasoline – and crude oil price

•     A decrease of Ps. 1.9 billion, in depreciation and amortization

•     An increase of Ps. 0.1 billion, in upkeep and maintenance (including operational maintenance)

Distribution expenses	During the first quarter of 2006, transportation expenses increased 14%, from Ps. 4.8 billion to Ps. 5.5 billion (US$0.5 billion). This increase was primarily due to a rise of 13%, or Ps. 0.4 billion in operating expenses, particularly in payroll; plus an increase of 13%, or Ps. 0.2 billion in the reserve for retirement payments.

Administrative expenses	During the first quarter of 2006, administrative expenses increased 12%, from Ps. 11.0 billion to Ps. 12.3 billion (US$1.1 billion). This increase was for the most part a result of a rise of Ps. 1.8 billion in operating expenses, mainly payroll. This increase was offset by a decrease of Ps. 0.5 billion in the reserve for retirement payments.

Cost of the reserve for retirement payments	The cost of the reserve for retirement payments, pensions and indemnities increased 13%, from Ps. 14.1 billion to Ps. 15.9 billion (US$1.5 billion). This cost is distributed among cost of sales, distribution expenses and administrative expenses. The increase in the cost of the reserve for retirement payments was the result of not only the natural evolution of the reserve, but also reclassifications in this cost distribution ratios.

Operating income

Operating income increased 19%

Operating income in the first quarter of 2006 totaled Ps. 147.5 billion (US$13.5 billion), and was 19% higher than the comparable figure for the first quarter of 2005 of Ps. 124.1 billion.

Excluding IEPS, operating income grew 31%, or Ps. 35.3 billion, to Ps. 147.5 billion (US$13.5 billion) from Ps. 112.1 billion.

PEMEX financial results report as of March 31, 2006		16/47
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PEMEX	Investor Relations

Comprehensive financing cost

Increase of comprehensive financing cost

During the first quarter of 2006, the comprehensive financing cost increased by Ps. 0.07 billion, from a cost of Ps. 3.57 billion to a cost of Ps. 3.64 billion (US$0.3 billion). This increase was caused by:

•     A decrease of Ps. 1.2 billion in net interest expense

•     An increase of Ps. 7.4 billion in the net foreign exchange loss

•     An increase of Ps. 6.1 billion in the monetary gain

Net interest expense

Net interest expense –not including capitalized interests–, decreased 14%, from Ps. 8.7 billion to Ps. 7.5 billion (US$0.7 billion).

Interest expense increased Ps. 1.5 billion, while interest income increased Ps. 2.7 billion.

The reduction in interest expense is mostly a consequence of a decrease in the non-capitalized interests of the PIDIREGAS projects and a reduction in the interest of the documented debt.

Foreign exchange loss

Net foreign exchange loss totaled Ps. 4.3 billion (US$0.4 billion) in the first quarter of 2006 as compared to a net foreign exchange gain of Ps. 3.1 billion in the first quarter of 2005.

This decrease was primarily a consequence of the depreciation of the Mexican peso against the US dollar by 1.07%, during the first quarter of 2006, as compared to an appreciation of 0.77% in the comparable period of 2005.

Monetary gain

The monetary gain was Ps. 8.2 billion (US$0.7 billion), representing an increase of Ps.6.1 billion compared to the monetary gain for the first quarter of 2005.

The increase in the monetary gain was due to an increase in monetary assets and to a rise in inflation from 0.79% in the first quarter of 2005 to 0.87% in the same period of 2006.

PEMEX financial results report as of March 31, 2006		17/47
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PEMEX	Investor Relations

Table 16

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Comprehensive financing cost

	First quarter (January - March)
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Comprehensive financing cost	3,569	3,637	2%	68	334
Interest income	(2,213)	(4,961)		(2,748)	(455)
Interest expense	10,924	12,469	14%	1,545	1,145
Foreign exchange loss (gain)	(3,063)	4,299		7,362	395
Monetary loss (gain)	(2,080)	(8,169)		(6,090)	(750)

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2006.

Note: Numbers may not total due to rounding.

Other revenues

Other net revenues	Other net revenues totaled Ps. 6.4 billion (US$0.6 billion). The corresponding figure for the first quarter of 2005 was a net revenue of Ps. 4.0 billion. The variation was mainly due to higher income generated by the negative IEPS tax rate.

Income before taxes and duties

Income before taxes

During the first quarter of 2006, income before taxes and duties was Ps. 150.2 billion (US$13.8 billion), compared to Ps. 124.6 billion. The 21% increase was mainly the result of:

•     An increase of Ps. 23.4 billion in operating income

•     An increase of Ps. 2.4 billion in other net revenues

•     An increase of Ps. 0.1 billion in comprehensive financing cost

PEMEX financial results report as of March 31, 2006		18/47
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PEMEX	Investor Relations

Taxes and duties

Taxes and duties	During the first quarter of 2006, taxes and duties paid increased 15%, from Ps. 123.8 billion to Ps. 142.5 billion (US$13.1 billion). It is important to note that as a percentage of total sales, taxes and duties equaled 59% and 61% in 2006 and 2005, respectively.

Ordinary hydrocarbons duty and others

During 2005, Petróleos Mexicanos and its subsidiary entities paid taxes and duties equivalent to 60.8% of total sales[4]. Since January 1, 2006, PEMEX is subject to a new fiscal regime. Under the new tax regime, Pemex Exploration and Production is governed by the Ley Federal de Derechos and the tax regime for the other subsidiary entities continues to be governed by the Ley de Ingresos de la Federación.

The most important duty in the new fiscal regime is the ordinary hydrocarbons duty (OHD). This duty is paid by Pemex Exploration and Production. Under the new fiscal regime, the tax base is a quasi operating profit[5] while in the previous regime the tax base was total sales.

In the first quarter of 2006, the amount of OHD and other taxes and duties paid increased Ps. 36.8 billion to Ps. 140.8 billion (US$12.9 billion).

IEPS

Until December 31, 2005, Petróleos Mexicanos and its subsidiary entities paid taxes and duties equivalent to 60.8% of total sales. This included the special tax on production and services (IEPS) that applies to gasoline and automotive diesel. Under the new tax regime, IEPS continues to be governed by the Ley de Ingresos de la Federación (Mexico’s Income Law).

IEPS is paid by the end consumer of gasoline and diesel, and PEMEX is an intermediary between the Ministry of Finance (SHCP) and the end consumer since PEMEX collects the IEPS and passes it on to the federal government. The difference between the retail price and the estimated production cost of gasoline and diesel is primarily IEPS.

The Ministry of Finance determines the retail price of gasoline and diesel.

Estimated production cost of gasoline and diesel is based on the production cost of an efficient refinery located in the Gulf of Mexico.

During the first quarters of 2005 and 2006, the estimated production cost of gasoline and diesel was higher than the retail price. In 2005, PEMEX could not incorporate the increase of the producer price of gasoline and diesel in their respective retail prices. In 2006, in accordance to Mexico’s Income Law, the difference was credited against the other taxes and duties paid by PEMEX.

During the first quarter of 2006, IEPS totaled zero. In the first quarter of 2005, IEPS equaled Ps. 11.9 billion.

[4]	PEMEX’s subsidiary companies that are located in México pay corporate income tax on the same basis as private sector companies in México.

[5]	The new fiscal regime is explained in the “Other relevant topics” section.

PEMEX financial results report as of March 31, 2006		19/47
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PEMEX	Investor Relations

Excess gains duty (ARE)

In 2005, the excess gains duty was equal to 39.2% of the revenues from crude oil export sales in excess of the threshold price set by the Mexican Government of US$23.00 per barrel. The proceeds of this duty paid in excess of US$27.00 per barrel would be allocated as follows:

•     50% to the investment in infrastructure in exploration, production, gas, refining and petrochemicals that Petróleos Mexicanos and its subsidiary entities undertake

•     50% to programs and investment projects in infrastructure of the Federal States of the Mexican Republic

In 2006, the excess gains duty is equal to 6.5% of the revenues from crude oil export sales in excess of US$36.50 per barrel. This tax is complemented by the extraordinary duty on crude oil exports which is equal to 13.1% of the revenues from crude oil export sales in excess of the threshold price. The combined tax rate resulting from these duties is equivalent to 19.6% which is 50% of the excess gains duty tax rate paid in 2005.

During the first quarter of 2006, the excess gains duty paid by PEMEX totaled Ps. 1.7 billion (US$0.2 billion) while in the same quarter of 2005, the excess gains duty totaled Ps. 7.9 billion.

The proceeds from the excess gains duty and the extraordinary duty on crude oil exports will be destined to the states. The former according to the Presupuesto de Egresos de la Federación (Federal Budget) and the latter through the stabilization fund of the states’ revenues.

Table 17

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Taxes and duties

	First quarter (January - March)
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Total taxes and duties	123,817	142,487	15%	18,670	13,080
Ordinary hydrocarbons dutyand others(1)	103,958	140,784	35%	36,826	12,924
Special Tax on Productionand Services (IEPS)	11,933	—		(11,933)	—
Excess gains duty	7,927	1,703	-79%	(6,224)	156

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2006.

(1)	For 2005, amount represents the hydrocarbon extraction duties and others

Note: Numbers may not total due to rounding.

PEMEX financial results report as of March 31, 2006		20/47
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Net income

Net income of Ps. 7.8 billion

During the first quarter of 2006, PEMEX registered a net income of Ps. 7.8 billion (US$0.7 billion), compared to a net income of Ps. 5.3 billion during the first quarter of 2005. The Ps. 2.4 billion increase in the net income is explained by:

•     An increase of Ps. 23.4 billion in operating income

•     An increase of Ps. 0.1 billion in the comprehensive financing cost

•     An increase of Ps. 2.4 billion in other net revenues

•     An increase of Ps. 18.7 in taxes and duties

•     A decrease of Ps. 4.6 billion in the initial accumulated effect due to the adoption of new accounting principles

EBITDA

EBITDA increased 27%	During the first quarter of 2006, EBITDA increased 27%, from Ps. 141.7 billion to Ps. 179.3 billion (US$16.5 billion).

Table 18

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

EBITDA reconciliation

	First quarter (January - March)
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Net income (loss) 5,312	5,312	7,752	46%	2,440	712
+ Taxes and duties	123,817	142,487	15%	18,670	13,080
- Special Tax on Production and Services (IEPS)	11,933	—		(11,933)	—
+ Comprehensive financing cost	3,569	3,637	2%	68	334
+ Depreciation and amortization	11,477	9,549	-17%	(1,928)	877
+ Cost of the reserve for retirement payments	14,063	15,903	13%	1,839	1,460
- Initial cummulative effect due to the adoption of new accounting standards	4,576.2	—		(4,576)	—
EBITDA 141,730	141,730	179,328	27%	37,598	16,462

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2006.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of March 31, 2006		21/47
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Total assets

Total assets increased 7%

As of March 31, 2006, total assets were Ps. 1,114.1 billion (US$102.3 billion), representing a 7%, or Ps. 74.2 billion, increase as compared to total assets as of March 31, 2005. The changes in the components of total assets were as follows:

•     Cash and cash equivalents increased by 16%, or Ps. 18.3 billion

•     Accounts receivable increased by 20%, or Ps. 26.9 billion

•     The value of inventories increased by 18%, or Ps. 7.5 billion, as a result of higher hydrocarbon prices

•     Financial derivative instruments decreased by 83%, or Ps. 7.1 billion

•     Properties and equipment increased by 6%, or Ps. 36.2 billion, reflecting new investments

•     Other assets decreased by 7%, or Ps. 7.6 billion, mainly as a result of the application of the new Bulletin D-3 “Labor Obligations”, which separates benefits at retirement from benefits after retirement since the latter do not have an effect on the intangible asset

Total liabilities

Liabilities increased 13%

Total liabilities increased by 13% to Ps. 1,127.2 billion (US$103.5 billion).

•     Short-term liabilities increased by 34%, or Ps. 47.2 billion, to Ps. 184.7 billion (US$17.0 billion), primarily as a result of the increase in taxes payable

•     Long-term liabilities increased by 9%, or Ps. 79.8 billion, to Ps. 942.5 billion (US$86.5 billion), due to the increase in the reserve for retirement payments

Reserve for retirement payments	The reserve for retirement payments, pensions and seniority premiums increased by 19%, to Ps. 390.6 billion (US$35.9 billion) from Ps. 329.0 billion. The Ps. 61.7 billion growth resulted from an increase in salary, pensions and benefits, changes in labor conditions, the seniority of temporary employees incorporated as base employees, anticipated retirement benefits concessions, the increase in the number of current and retired employees, changes in actuarial assumptions, and a decrease in the pension fund.

PEMEX financial results report as of March 31, 2006		22/47
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Equity

Decrease of Ps. 55.1 billion

PEMEX’s equity decreased by Ps. 55.1 billion, from Ps. 39.8 billion to Ps. -15.4 billion (US$ -1.4 billion). The change in equity was due to:

•     An increase of Ps. 82.7 billion in cumulative net losses

•     A decrease of Ps. 20.2 billion attributable to the reserve for retirement payments, pensions and seniority premiums

•     A decrease of Ps. 1.7 billion in comprehensive income due to the application of the Bulletin C-10 “Derivative Financial Instruments and Hedge Operations”

•     An increase of Ps. 3.7 billion due to the restatement of equity

•     An offsetting effect of Ps. 45.2 billion due to the reimbursement of the excess gains duty paid in 2005

Under Mexican Law, there are no legal consequences for decentralized public entities of the Federal Government with negative equity. As a result, there are no legal concerns regarding PEMEX´s current financial obligations nor on its capability to generate cash.

Current financing agreements do not include financial covenants, or events of default that could be triggered as a result of negative equity. It is important to note that PEMEX had reported negative equity in its US GAAP reconciliation for its year 2000, 20-F form. With the application of the Mexican accounting Bulletin B-10, which incorporates the effects of inflation on financial information, from 2001 to 2002 the reconciliation of PEMEX’s equity to US GAAP was positive, nevertheless, in 2003 it was negative again.

Results by segment

Operating income

Operating income in the first quarter of 2006 totaled Ps. 147.5 billion (US$13.5 billion), and was 19% higher than the comparable figure for the first quarter of 2005 of Ps. 124.1 billion.

•     Pemex Exploration and Production operating net income totaled Ps. 161.0 billion (US$14.8 billion), Ps. 46.3 billion higher than the comparable figure in 2005

•     Pemex Gas and Basic Petrochemicals operating net income totaled Ps. 2.2 billion (US$0.2 billion), Ps. 1.1 billion lower than the operating income registered in 2005

•     The operating loss of Pemex Refining totaled Ps. 11.0 billion (US$1.0 billion), Ps. 18.4 billion lower than the operating income registered in 2005

•     The operating loss of Pemex Petrochemicals totaled Ps. 5.1 billion (US$0.5 billion), Ps. 3.8 billion lower than the operating loss registered in 2005

PEMEX financial results report as of March 31, 2006		23/47
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Changes in financial position

Funds provided by operating activities	Funds provided by operating activities totaled Ps. 14.4 billion (US$1.3 billion). The decrease of Ps. 6.8 billion is primarily due to the increase in accounts and notes receivable.

Funds provided by financing activities	Funds provided by financing activities totaled Ps. 19.8 billion (US$1.8 billion). The decrease of Ps. 1.4 billion is mainly due to securities financing and the amortization of bank loans.

Funds used in investing activities	Funds used in investing activities totaled to Ps. 21.0 billion (US$1.9 billion) as a result of an increase in fixed assets.

Financing activities

Funds raised year to date

Year to date, US$1.9 billion were raised as follows:

•     US$1.5 billion in foreign capital markets

•     US$0.3 billion from export credit agencies (ECA’s)

The total amount has been raised in the international markets.

Financing program for the remainder of 2006

For the rest of 2006, PEMEX plans to raise approximately an additional US$0.8 billion. Additionally, and depending on market conditions, PEMEX may continue with pre-funding.

The additional amount to raise in 2006 is subject to the possibility of using cash flow from operations. This alternative is still under discussion with the Ministry of Finance (SHCP).

PEMEX financial results report as of March 31, 2006		24/47
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Capital markets

Master Trust

In the first quarter of 2006, the Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, entered into the following financings:

•     On February 2, 2006, it reopened two issuances of US$1,500 million issued in June, 2005, which are divided into two tranches:

•     US$750 million with a 5.75% coupon due in 2015

•     US$750 million with a 6.625% coupon due in 2035

•     During the first semester of 2006, PEMEX expects to sign a US$5,500 million syndicated credit facility, which is currently in process of syndication. The syndicated credit is divided in a US$4,250 long-term credit and a US$1,250 revolving syndicated facility. The long-term credit will be used to refinance the syndicated credit signed on March 22, 2005 and will be divided into two tranches:

•     Tranch A: US$1,500 million maturing in five years

•     Tranch B: US$2,750 million to be paid in 7 years

The revolving syndicated facility will mature in three years and can be used indistinctively by the Pemex Project Funding Master Trust or by Petróleos Mexicanos, depending on their requirements.

Total debt

Total debt of US$51.0 billion

Total consolidated debt including accrued interest was Ps. 555.4 billion (US$51.0 billion). This figure represents an increase of 4%, or Ps.22.0 billion, compared to the figure recorded on March 31, 2005. In 2006, total debt equals documented debt which includes:

•     Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Trust F/163, RepCon Lux S.A. and Pemex Finance, Ltd

•     Notes payable to contractors. In the elaboration of the audited financial results as of December 31, 2005, the external auditors recommended that notes payable to contractors be consolidated in documented debt

Net debt of US$38.6 billion	Net debt, or the difference between debt and cash equivalents, increased Ps. 3.7 billion, to Ps. 420.5 billion (US$ 38.6 billion) as of March 31, 2006, from Ps. 416.8 billion.

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Table 19

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated total debt

	As of March 31,
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Documented debt(1)	501,450	557,692	11%	56,242	51,195
Short-term	27,246	30,676	13%	3,430	2,816
Long-term	474,204	527,016	11%	52,812	48,379
Sale of future accounts receivable(2)	31,958	—		(31,958)	—
Long-term	31,958	—		(31,958)	—
Total debt	533,408	557,692	5%	24,284	51,195
Short-term	27,246	30,676	13%	3,430	2,816
Long-term	506,162	527,016	4%	20,854	48,379
Cash & cash equivalents	116,580	134,891	16%	18,311	12,383
Total net debt	416,828	422,801	1%	5,973	38,812

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos.Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2006.

(1)	Consistent with debt figures presented in U.S. Securities and Exchange Commission filings.

(2)	Represents Pemex Finance debt for the first quarter of 2005. Since the third quarter of 2005, Pemex Finance debt is consolidated in documented debt. As of March 31, 2006, Pemex Finance debt totaled Ps. 24.7 billion

Note: Numbers may not total due to rounding.

Short-term debt	Total debt with a remaining maturity of less than twelve months was Ps. 30.7 billion (US$2.8 billion).

Long-term debt	Total long-term debt was Ps. 527.0 billion (US$48.4 billion).

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Maturity profile	The following table shows the maturity profile of PEMEX’s total debt by currency:

Table 20

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Maturity profile

	As of March 31,
	(Ps. mm)	US$mm
Documented debt in pesos	104,585	9,601
2006	3,500	321
January - March 2007	(3,476)	(319)
April 2007 - March 2008	17,944	1,647
April 2008 - March 2009	4,944	454
April 2010 - March 2011	26,013	2,388
April 2011 and beyond	55,659	5,109
Documented debt in other currencies	453,107	41,594
2006	26,214	2,406
January - March 2007	4,438	407
April 2007 - March 2008	51,442	4,722
April 2008 - March 2009	50,491	4,635
April 2010 - March 2011	71,754	6,587
April 2011 and beyond	248,769	22,836
Total debt	557,692	51,195

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2006.

Note: Numbers may not total due to rounding.

Duration	PEMEX plans to smooth its maturity profile regardless of the duration of its outstanding debt. The average duration of its debt exposure is presented in the following table.

Table 21

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Average duration of debt exposure

	As of March 31,
	2005	2006	Change
		(Years)
U.S. Dollars	4.0	4.2	0.1
Mexican pesos	1.5	2.1	0.6
Euros	1.2	1.5	0.3
Japanese yen	2.6	2.1	(0.5)
Swiss francs	0.4	0.2	(0.2)
Total	3.6	3.8	0.2

Note: Numbers may not total due to rounding.

PEMEX financial results report as of March 31, 2006		27/47
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Interest rate risk	PEMEX’s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of March 31, 2006, approximately 62% of PEMEX’s debt exposure carried a fixed interest rate, and 38% of its debt bore interest at floating rates.

More financing in pesos	Although most of PEMEX’s debt is U.S. dollar denominated and at fixed rates, peso denominated financing has increased about 2 percentage points.

Debt exposure	The following table sets forth PEMEX’s debt exposure to currency and interest rate risk:

Table 22

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Debt exposure

(excluding accrued interest)

	As of March 31,
	2005	2006	2005	2006	2005	2006
	By currency		Percentage At fixed rate		At floating rate
U.S. Dollars	82.2%	79.9%	67.5%	65.7%	32.5%	34.3%
Mexican pesos	17.6%	20.0%	40.4%	49.0%	59.6%	51.0%
Euros	0.006%	0.003%	23.1%	38.5%	76.9%	61.5%
Japanese yen	0.2%	0.1%	100.0%	100.0%	0.0%	0.0%
Swiss francs	0.0004%	0.0001%	0%	0.0%	100.00%	100.00%
Total	100.0%	100.0%	62.8%	62.4%	37.2%	37.6%

Note: Numbers may not total due to rounding.

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Other relevant topics

New fiscal regime

Starting January 1, 2006, PEMEX is subject to a new fiscal regime. Under the new tax regime, Pemex Exploration and Production is governed by the Ley Federal de Derechos and the tax regime for the other subsidiary entities continues to be governed by the Ley de Ingresos de la Federación. The new fiscal regime for Pemex Exploration and Production consists of the following duties:

•     Ordinary duty on hydrocarbons.- From 2006 to 2009, a variable tax rate will apply, depending on the average Mexican crude oil export price and the specific year[6]. The rate would vary from 78.68% to 87.81% in 2006, and would become a uniform rate of 79% in 2010 and thereafter. This duty would apply to the value of extracted production minus certain permitted deductions (including specific investments, some costs and expenses and the other duties)[7]

•     Duty on hydrocarbons for the oil revenues stabilization fund.- The rate will range from 1% to 10%, on the value of the extracted crude oil production, depending on the average Mexican crude oil export price, and only if the crude oil export price exceeds US$22 per barrel[8]

•     Extraordinary duty on crude oil exports.- The rate will be 13.1% on the realized value of oil exports in excess of estimated value of oil exports budgeted by Congress. This duty is to be credited against the duty for hydrocarbons for the oil revenues stabilization fund. The proceeds from this duty will be destined to the states through the stabilization fund of the states’ revenues

•     Duty on hydrocarbons fo the fund for scientific and technological research on energy.- The rate will be 0.05% on the value of extracted production. Based on the Federal Budget, the proceeds will be destined to the Mexican Petroleum Institute (IMP)

•     Duty on hydrocarbons for fiscal monitoring of oil activities.- The rate will be 0.003% on the value of extracted production. Based on the Federal Budget, the proceeds will be destined to the Auditoría Superior de la Federación (Federal Auditing entity)

•     Additional duty.- From 2006 to 2008, this duty will be applied if and only if the actual annual crude oil production is below the target production for a given year[9]

[6]	See Table A9

[7]	See Table A10

[8]	See Table A11

[9]	See Table A12 and methodology of calculation

PEMEX financial results report as of March 31, 2006		29/47
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End of the natural gas price subsidy

In accordance with a Presidential Decree issued on September 12, 2005, the natural gas price to industrial consumers and distributors was equivalent to:

•     The price in Reynosa, Tamaulipas in August 2005 (7.253 US$/MMBtu), plus

•     21% of the difference between the price in Reynosa for a given month and 7.253 US$/MMBtu

The decree determined that this mechanism was in effect until natural gas production in the Gulf of Mexico was reestablished. The production was reestablished on January 10, 2006, when the 30 day average natural gas production reached 8,000 MMcfd.

Incidents

During the first quarter of 2006, the following incidents occurred in the states of Morelos, Veracruz and Coahuila:

•     On February 1, 2006, a Premium gasoline leak occurred in the Añil-Cuernavaca pipeline at the Montecristi station located at the kilometer 58 of the federal route Mexico-Cuernavaca. The leakage took place in a controlling valve

•     On February 15, 2006 a leak of crude oil occurred in the compression station El Plan, in the municipality Las Chiapas, in the state of Veracruz. This incident was due to corrosion in the pipelines located in the surrounding area

•     On February 28,2006, a crude oil leakage occurred in the 30 inch crude oil pipeline that runs from Nuevo Teapa to Poza Rica due to illegal tapping

•     On March 8, 2006, a fire took place in the ten inch pipeline Satélite – Monclova – Sabinas due to illegal tapping. The incident was located next to the federal route Monterrey – Monclova in the municipality of Castaños in the state of Coahuila

•     On March 31, 2006, a gasoline leakage occurred in the 16 inch pipeline that runs from Minatitlán to Salina Cruz due to illegal tapping. This incident took place in the Agraria neighborhood, in the municipality of Jaltipán in the state of Veracruz

In collaboration with the Governments of the states of Morelos, Veracruz and Coahuila, the Mexican Army and Navy, municipal authorities and Civil Protection, among others, PEMEX has implemented contingency plans to protect and reestablish the health and integrity of the population of the affected areas and counteract any negative environmental impact.

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Annex

Table A1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Crude oil production by selected fields (quarterly)

				2003				2004				2005				2006
	2000	2001	2002	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
								(Mbd)
Total	3,012	3,127	3,177	3,324	3,332	3,415	3,411	3,382	3,422	3,382	3,346	3,316	3,425	3,286	3,306	3,345
Northeast Marine Region	1,763	1,986	2,152	2,346	2,376	2,467	2,474	2,440	2,479	2,436	2,408	2,375	2,450	2,305	2,300	2,334
Akal and Nohoch	1,420	1,673	1,851	1,995	2,023	2,096	2,101	2,085	2,110	2,074	2,047	2,067	2,041	1,905	1,883	1,882
Ku	205	176	185	202	196	197	195	185	194	197	189	159	213	213	225	244
Zaap	30	26	21	28	31	51	54	53	53	54	68	53	77	75	71	82
Maloob	50	45	35	51	53	48	46	51	55	55	50	38	51	48	50	57
Chac	18	22	17	19	20	21	22	23	23	11	11	10	13	12	12	13
Kutz	—	5	9	13	11	13	14	9	12	13	13	10	14	11	11	12
Otros	40	40	32	39	42	41	42	34	33	31	30	37	40	39	48	44
Southwest Marine Region	622	554	452	410	399	393	388	389	391	388	384	381	394	390	419	428
Caan	182	163	133	119	117	111	110	107	109	109	106	102	100	95	94	93
Chuc	140	118	107	98	101	99	96	92	93	93	94	98	103	99	112	111
Abkatún	108	103	80	75	72	67	63	59	57	52	50	49	47	41	38	34
Taratunich	50	43	39	36	34	38	37	35	33	33	32	27	24	17	19	24
Pol	74	62	42	38	36	34	32	30	28	23	21	19	18	16	14	14
Otros	69	64	51	43	40	44	51	67	72	78	81	86	102	122	142	152
South Region	550	509	498	496	485	480	472	474	471	475	471	479	495	508	504	499
Puerto Ceiba	17	21	38	37	43	51	55	70	79	82	77	77	81	81	70	63
Samaria	83	83	71	77	76	71	67	66	64	60	59	60	64	68	69	66
Iride	45	43	43	47	43	43	45	45	46	46	48	48	50	51	52	51
Jujo	61	56	56	54	54	49	48	47	45	45	41	45	52	51	51	54
Cunduacán	24	22	21	22	22	23	25	24	24	28	28	28	30	27	25	23
Tecominoacán	32	29	27	24	23	24	23	21	19	18	19	20	22	23	25	28
Cárdenas	23	20	16	15	14	14	14	14	14	13	11	11	14	18	18	19
Sen	30	33	31	25	24	21	16	9	11	15	16	17	18	19	21	22
Pijije	4	5	9	11	12	13	13	12	11	11	10	10	12	14	14	14
Jolote	20	16	15	13	12	11	11	12	11	11	10	9	10	10	9	9
Cactus	11	12	10	11	11	12	13	11	11	11	10	11	9	9	8	8
Bellota	10	9	10	9	8	9	8	10	10	9	9	10	9	9	8	8
Chinchorro	10	10	9	10	11	10	10	10	9	8	8	8	8	8	7	7
Yagual	4	4	4	4	3	4	4	4	5	7	10	11	11	13	12	11
Rodador	2	2	3	7	7	8	7	7	7	6	5	5	5	5	6	4
Otros	174	144	136	131	122	119	115	111	107	107	108	108	101	104	110	111
North Region	77	79	75	71	72	74	77	80	80	82	83	81	86	84	83	84
Poza Rica	10	11	10	9	9	10	11	10	11	12	11	10	10	10	9	10
Arenque	6	8	8	9	9	9	8	8	8	8	9	10	10	9	9	8
Agua Fría	3	2	2	2	2	2	3	6	6	6	8	6	6	5	6	7
Tajín	2	1	1	2	2	4	6	6	6	6	5	6	6	6	6	6
Tamaulipas	8	8	7	5	5	5	5	5	5	5	5	5	5	5	5	5
Constituciones	7	7	6	5	5	5	5	5	5	5	5	5	5	5	5	5
Otros	42	41	40	39	39	39	39	39	38	40	38	39	43	43	43	43

Note: Numbers may not total due to rounding.

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Table A2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Natural gas production by selected fields (quarterly)

				2003				2004				2005				2006
	2000	2001	2002	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
								(MMcfd)
Total	4,679	4,511	4,423	4,441	4,425	4,563	4,562	4,557	4,570	4,577	4,586	4,640	4,861	4,839	4,928	5,094
Northeast Marine Region	737	794	831	913	924	963	962	948	959	945	938	918	965	914	915	931
Akal and Nohoch	543	610	676	728	738	765	767	761	770	757	747	755	745	695	687	687
Ku	133	123	98	118	116	108	102	102	101	102	98	82	106	109	115	127
Otros	60	61	57	67	69	90	93	85	89	86	93	81	113	110	113	117
Southwest Marine Region	820	736	621	580	578	582	585	609	600	599	602	601	654	656	707	750
Caan	278	258	215	197	209	208	211	222	221	207	212	207	216	205	198	196
Chuc	177	148	131	119	121	120	116	105	92	92	92	97	108	117	130	118
Taratunich	75	67	65	64	61	71	71	69	65	67	62	54	49	32	37	57
Sinan	—	—	—	—	—	—	5	32	44	57	61	63	80	89	88	94
Abkatún	82	78	62	58	57	56	55	52	49	45	42	43	42	33	27	33
Uech	51	45	43	43	37	41	38	39	40	36	32	28	25	22	25	26
Otros	157	139	104	99	93	84	90	91	89	96	101	109	134	160	203	226
South Region	1,857	1,743	1,704	1,644	1,634	1,641	1,601	1,532	1,507	1,486	1,456	1,419	1,408	1,398	1,377	1,361
Muspac	216	212	235	245	216	204	196	171	146	133	128	124	116	117	104	92
Samaria	113	114	94	91	95	102	106	102	102	106	99	94	89	89	79	78
Catedral	134	123	124	134	133	125	120	111	104	95	92	82	75	71	68	66
Giraldas	96	102	103	95	95	98	95	91	90	87	87	83	78	69	67	64
Copano	79	86	80	76	79	86	84	84	84	74	72	70	68	64	59	60
Cunduacán	64	57	51	54	54	43	68	72	70	72	69	77	90	90	94	99
Iride	68	76	74	79	73	80	78	67	69	68	77	83	92	96	102	109
Puerto Ceiba	11	18	24	21	26	33	34	43	52	58	57	52	54	53	47	43
Jujo	82	81	71	65	62	55	50	47	46	48	41	46	53	59	59	64
José Colomo	63	60	47	39	38	36	35	37	35	35	35	35	35	36	35	32
Sen	86	92	91	75	71	63	47	25	30	38	39	41	45	47	53	56
Pijije	12	14	26	32	35	37	36	35	32	32	30	29	34	41	42	42
Luna	110	89	85	60	53	47	43	36	33	31	30	30	21	25	21	21
Tecominoacán	40	37	30	26	24	26	24	30	30	30	33	31	36	33	35	40
Saramako	—	—	2	9	9	18	21	21	23	32	36	29	28	25	22	20
Cárdenas	47	35	31	28	29	28	26	24	23	30	29	26	29	40	38	41
Cactus	21	22	19	22	25	24	29	26	25	27	23	25	23	22	22	20
Bellota	26	25	28	22	27	30	29	29	30	20	22	26	26	23	24	23
Otros	590	501	489	470	491	505	479	480	481	471	456	438	415	401	405	393
North Region	1,266	1,238	1,268	1,304	1,290	1,377	1,414	1,469	1,504	1,547	1,590	1,703	1,834	1,871	1,930	2,052
Culebra	320	274	219	208	201	200	196	179	164	153	182	182	185	167	153	157
Cuitláhuac	122	126	109	93	92	87	91	92	104	129	127	116	115	116	117	121
Arcos	199	175	148	149	155	134	125	128	115	90	82	76	81	101	109	104
Cocuite	18	27	45	65	79	105	110	112	99	102	92	84	77	71	65	57
Vistoso	—	—	—	—	—	—	32	59	79	85	95	111	118	119	120	120
Santa Rosalia	9	24	63	51	40	53	67	62	66	70	55	56	56	58	71	55
Corindón	26	40	59	54	63	63	56	62	49	44	44	45	41	36	49	48
Arcabuz	93	57	46	37	33	32	32	38	35	41	47	54	67	76	65	71
Torrecillas	1	5	21	30	32	38	36	36	46	38	36	36	41	41	43	43
Velero	2	9	13	17	19	22	29	41	36	38	38	50	50	49	51	54
Arenque	27	28	29	29	30	32	31	32	32	33	32	31	32	33	31	32
Copite	47	35	33	30	21	28	28	28	29	30	30	28	27	22	26	27
Otros	402	439	482	540	526	583	580	601	648	693	732	833	945	982	1,030	1,163

Note: Numbers may not total due to rounding.

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Table A3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated balance sheets

	As of March 31,
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Current assets	299,736	345,299	15%	45,563	31,698
Cash & cash equivalents	116,580	134,891	16%	18,311	12,383
Accounts receivable	132,297	159,190	20%	26,893	14,613
Inventories	42,328	49,802	18%	7,474	4,572
Financial derivative instruments	8,531	1,416	-83%	(7,115)	130
Properties and equipment	624,552	660,793	6%	36,241	60,659
Other assets	115,593	107,971	-7%	(7,621)	9,912
Total assets	1,039,880	1,114,063	7%	74,183	102,269
Short-term liabilities	137,437	184,893	35%	47,457	16,973
Short-term debt(1)	27,246	30,676	13%	3,430	2,816
Suppliers	24,584	22,056	-10%	(2,528)	2,025
Accounts payable and accured expenses	24,812	29,396	18%	4,584	2,698
Taxes payable	49,500	89,808	81%	40,308	8,244
Financial derivative instruments	11,294	12,958	15%	1,664	1,189
Long-term liabilities	862,667	944,534	9%	81,867	86,706
Long-term debt(2)	506,162	527,016	4%	20,854	48,379
Reserve for retirement payments, pensionsand seniority premiums	328,972	390,631	19%	61,659	35,859
Other non-current liabilities(3)	27,533	26,887	-2%	(646)	2,468
Total liabilities	1,000,103	1,129,427	13%	129,324	103,679
Total equity	39,777	(15,365)		(55,141)	(1,410)
Total liabilities & equity	1,039,880	1,114,063	7%	74,183	102,269

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos.Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2006.

(1)	Includes maturities shorter than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and RepconLux) and notes payable to contractors.

(2)	Includes maturities longer than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and Repcon Lux), notes payable to contractors and sale of future accounts receivable.

(3)	Corresponds to the balance of the reserve for dismantlement and abandonment activities, sundry creditors and others.

Note: Numbers may not total due to rounding.

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Table A4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated income statement

	First quarter (January - March)
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Total sales	202,354	241,431	19%	39,076	22,163
Domestic sales(1)	117,351	126,552	8%	9,201	11,617
Exports	85,004	114,879	35%	29,875	10,546
Costs and expenses(2)	78,272	93,959	20%	15,686	8,625
Cost of sales	62,501	76,148	22%	13,647	6,990
Distribution expenses	4,819	5,496	14%	677	505
Administrative expenses	10,952	12,315	12%	1,362	1,130
Operating income	124,082	147,472	19%	23,390	13,538
Comprehensive financing cost	3,569	3,637	2%	68	334
Other expenses (revenues)	(4,040)	(6,404)		(2,364)	(588)
Income before taxes and duties	124,554	150,239	21%	25,686	13,792
Taxes and duties	123,817	142,487	15%	18,670	13,080
Hydrocarbon extraction duties and other	111,885	142,487	27%	30,602	13,080
Special Tax on Production and
Services (IEPS)	11,933	—	-100%	(11,933)	—
Initial cumulative effect due tothe adoption of new accountingstandards	4,576.2	—		(4,576)	—
Net income (loss)	5,312	7,752	46%	2,440	712

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2006.

(1)	Includes the Special Tax on Production and Services (IEPS), which was Ps. 11,933 million in the first quarter of 2005 and zero in the first quarter of 2006.

(2)	Includes the cost of the reserve for retirment payments, pensions and indemnities.

Note: Numbers may not total due to rounding.

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Table A5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Equity

		As of March 31,
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Total equity	39,777	(15,365)		(55,141)	(1,410)
Certificates of contribution “A”	89,872	90,499	1%	628	8,308
Capitalized proceeds	34,336	79,527	132%	45,191	7,300
Effect of the reserve for retirement payments	(7,270)	(27,492)		(20,223)	(2,524)
Comprehensive income	(1,671)	(3,369)		(1,698)	(309)
Restatement of equity	141,962	145,616	3%	3,654	13,367
Accumulated net income (losses)	(217,453)	(300,146)		(82,693)	(27,553)
From prior years	(222,765)	(307,898)		(85,133)	(28,264)
Net income (loss) for the period	5,312	7,752	46%	2,440	712

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2006.

Note: Numbers may not total due to rounding.

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Table A6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated statements of changes in financial position

	As of March 31,
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Operating activities
Net income (loss)	5,312	7,752	46%	2,440	712
Charges to operations not requiring the use of funds:	25,540	25,452	0%	(88)	2,336
Depreciation and amortization	11,477	9,549	-17%	(1,928)	877
Other non-cash flow items	14,063	15,903	13%	1,840	1,460
Funds from net income (loss)	30,852	33,204	46%	2,352	3,048
Changes in working capital:	(9,711)	(18,847)		(9,136)	(1,730)
Accounts, notes receivable and other	(15,886)	(41,501)		(25,615)	(3,810)
Inventories	(5,087)	1,171		6,258	107
Intangible asset derived from actuarial computation of labor obligations and other assets	1,049	(587)		(1,636)	(54)
Suppliers	(3,129)	(9,143)		(6,014)	(839)
Other liabilities	13,342	31,213	134%	17,871	2,865

Funds provided by (used) in operating activities	21,141	14,357	32%	(6,784)	1,318

Financing activities
Bank loans financing	(23,925)	8,599		32,524	789
Securities financing	45,415	18,391	-60%	(27,024)	1,688
Other financing	(250)	1,816		2,066	167
Amortization of bank loans	—	(11,970)		(11,970)	(1,099)
Amortization of securities	—	(983)		(983)	(90)
Amortization of other financing	—	3,241		3,241	298
Minimum guaranteed dividends paid to the Mexican Government	—	719		719	66
Future incresases in equity	—	—		—	—

Funds provided by (used) in financing activities	21,240	19,813	-7%	(1,427)	1,819

Investing activities
Acquisition of property, plants and equipment	(14,180)	(21,038)		(6,858)	(1,931)

Funds provided by (used) in investing activities	(14,180)	(21,038)		(6,858)	(1,931)

Net increase in cash and cash equivalents	28,202	13,132	-53%	(15,069)	1,206
Cash and cash equivalents at the beginning of the year	88,378	121,759	38%	33,381	11,177
Cash and cash equivalents at the end of the year	116,580	134,891	16%	18,312	12,383
Funds provided by (used) in operating activities	21,141	14,357	32%	(6,784)	1,318
Funds provided by (used) in investing activities	(14,180)	(21,038)		(6,858)	(1,931)
Free cash-flow	6,961	(6,681)		(13,642)	(613)

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2006.

Free cashflow and discretionary free cashflow are non Mexican GAAP measures and are reconciled to Mexican GAAP as set forth above.

Note: Numbers may not total due to rounding.

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Table A7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Total sales, net income (loss) and total assets by segment

Figures in millions of constant pesos as of March 31, 2006

	Exploration and Production	Refining(1)	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment Eliminations	Total
Three months ending March 31, 2006
Total sales	195,654	97,821	52,665	6,103	157,260	(268,072)	241,430
External clients	—	89,755	32,073	4,516	115,086	—	241,430
Intersegment	195,654	8,066	20,592	1,586	42,173	(268,072)	—
Operating income (loss)	161,033	(10,976)	2,171	(5,053)	(3,683)	3,979	147,472
Net income (loss)	16,872	(8,445)	1,706	(5,804)	8,082	(4,658)	7,752
As of March 31, 2006
Assets	900,029	308,984	115,150	51,093	1,595,219	(1,856,413)	1,114,063
Three months ending March 31, 2005
Total sales	146,242	88,951	47,014	7,597	119,333	(206,782)	202,354
External clients	—	81,652	30,496	5,203	85,003	—	202,354
Intersegment	146,242	7,299	16,518	2,394	34,329	(206,782)	0
Operating income (loss)	114,736	7,384	3,248	(1,245)	525	(565)	124,082
Net income (loss)	5,644	(4,714)	4,024	(2,557)	10,136	(7,221)	5,312
As of March 31, 2005
Total assets	828,017	304,789	109,758	52,930	1,105,932	(1,361,546)	1,039,880

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2006.

(1)	External clients sales of Refining are net of IEPS.

Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Cash payment of taxes	The total cash payment of taxes during the first quarter of 2006 increased 15%. This was mainly because the cash payment of the ordinary hydrocarbons duty and others increased Ps. 32.9 billion, or 34%, compared to the first quarter of 2005. Nevertheless the cash payment of the Special Tax on Production and Services (IEPS) decreased Ps. 15.5 billion.

Table A8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Cash payment of taxes (nominal figures)

	First quarter (January - March)
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Total taxes and duties	115,242	132,755	15%	17,513	12,187
Ordinary hydrocarbons duty and others(1)	97,895	130,822	34%	32,927	12,009
Excess gains duty	—	51		51	5
Special Tax on Production and Services (IEPS)	17,347	1,882	-89%	(15,465)	173

(1)	For 2005, amount represents the hydrocarbon extraction duties and others

Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Table A9

Tax rate for the calculation of the ordinary duty on hydrocarbons

Annual weighted average price range of the mexican exported crude oil (US$/b)		Applicable rate over the value of the production of the crude oil and natural gas extracted during the year minus the permitted deductions
		2006	2007	2008	2009
0.00	19.99	87.81	85.61	83.40	81.20
20.00	21.99	87.32	85.24	83.16	81.08
22.00	23.99	83.14	82.10	81.07	80.03
24.00	25.99	82.34	81.50	80.67	79.83
26.00	27.99	81.53	80.90	80.27	79.63
28.00	and above	78.68	78.76	78.84	78.92

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Table A10

Permitted deductions for the tax base calculation of the ordinary duty on hydrocarbons

Concept	Annual deduction
Investments(1)
Book value of investments made before January 1, 2006	According to Mexican GAAP
Exploration
Enhanced recovery	100%
Non-capitalized maintenance
Development	16.7%
Production
Oil pipelines
Gas pipelines
Terminals	5%
Transportation
Storage
Costs
Production costs(2)	100%
Expenses
Exploration	100%
Transportation

(1)	In any case, investments’ deductions will not exceed 100% of the original investments

(2)	According to Mexican GAAP and not including investments

Note: Investments, costs and expenses will not exceed the following costcap

Costcapt	= (6.5 US$/b * total crude oil and associated natural gas volume in year t)

    +(2.7 US$/Mcf * total net natural gas volume in year t)

The deductions that exceed the costcap may be deducted in the immediate following seven years according to the rules set by the SHCP

The costcap will cease to apply in 2010 should the Congress and the Federal Executive Power ammend the by-laws of PEMEX to implement corporate governance best practices

Concept	Annual deduction

Duties
Duty on hydrocarbons for the stabilization fund
Extraordinary duty on crude oil exports
Duty on hydrocarbons for the fund for scientific and technological research on energy
Duty on hydrocarbons for fiscal monitoring of oil activities

Others
Non-associated natural gas extracted in excess of the volume extracted in 2006	US$	0.50 / Mcf

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PEMEX	Investor Relations

Table A11

Tax rate for the calculation of the duty on hydrocarbons for the stabilization fund

Annual weighted average price range of the mexican exported crude oil (US$/b)	Applicable rate over the value of the total crude oil extracted during the year
22.01-23.00	1.0%
23.01-24.00	2.0%
24.01-25.00	3.0%
25.01-26.00	4.0%
26.01-27.00	5.0%
27.01-28.00	6.0%
28.01-29.00	7.0%
29.01-30.00	8.0%
30.01-31.00	9.0%
31.00 and above	10.0%

Table A12

Tax rate for the calculation of the additional duty

Year	Crude Oil Production Target (Mb)
2006	1,247,935
2007	1,259,980
2008	1,285,895

Calculation Methodology for the Additional Duty

ODH: Ordinary duty on hydrocarbons

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Table A13

Concepts for the calculation of the ordinary hydrocarbons duty

Concept
a)	Extracted production of crude oil in 2006 (MMbd)	3.42
b)	Weighted average Mexican crude oil price (US$/b)	36.50
c)	Value of extracted production of crude oil in 2006 (a x b) (MMUS$)	45,563
d)	Natural gas production in 2006 (MMMcfd)	5.3
e)	Natural gas volume used in hydrocarbon production (MMMcfd)	0.6
f)	Gas flaring (up to 2% of natural gas production) * (MMMcfd)	0.1
g)	Natural gas volume to deduct (e + f) (MMMcfd)	0.7
h)	Extracted production of natural gas in 2006 (d -g) (MMMcfd)	4.6
i)	Weighted average natural gas price (US$/Mcf)	6.33
j)	Value of extracted production of natural gas in 2006 (h x i) (MMUS$)	10,612
k)	Value of extracted production of crude oil and natural gas in 2006 (c + $ (MMUS$)	56,175

*	The 2% limit is effective in 2006. From 2007 and thereafter, natural gas flaring is not included in the volume to deduct

Deductions
Concept
Investments depreciation, costs and expenses (MMUS$) *
Depreciation of investments made before 2006	2,746
Depreciation of exploration, enhanced recovery and non-capitalized maintenance investments	3,368
Depreciation of development and production investments	1,026
Depreciation of oil pipelines, gas pipelines, terminals, transportation and storage investments	53
Costs and expenses	3,693
l) Total investments depreciation, costs and expenses	10,886

*	Exchange rate 11.40 $/US$

Costcap
a) Extracted production of crude oil in 2006 (MMbd)	3.42
Extracted production of associated natural gas in 2006 (MMMcfd)	2.7
m) Crude oil and associated natural gas costcap in 2006 (MMUS$)	9,390
Extracted production of non-associated natural gas in 2006 (MMMcfd)	1.9
n) Non-associated natural gas costcap in 2006 (MMUS$)	1,875
o) Costcap (m + n)	11,266
p) Investments depreciation, costs and expenses deductions [Min (l, o)]	10,886
Duties (MMUS$)
Duty on hydrocarbons for the stabilization fund (DHSF)	4,556
Extraordinary duty on crude oil exports (EDE)	0
Excess gains duty (EGD)	0
Duty on hydrocarbons for the fund for scientific and technological research on energy	28
Duty on hydrocarbons for fiscal monitoring of oil activities	2
Special tax on production and services (IEPS)	0
q) Total duties	4,586
r) Total OHD deductions (p + q) (MMUS$)	15,472
s) OHD tax base (k - r) (MMUS$)	40,703
t) OHD tax rate corresponding to a 36.50 US$/b weighted average Mexican crude oil price in 2006 (Refer to Table A10)	78.68%
Ordinary Hydrocarbons Duty (OHD) (s x t) (MMUS$)	32,025

1)	Calculations based on a weighted average Mexican crude oil price of 36.50 US$/b. This is the price used for the elaboration of the 2006 Federal Budget.Therefore, EDE and EGD are zero since realized value of crude oil exports equals budgeted value of crude oil exports

2)	Crude oil, natural gas, associated natural gas and non-associated natural gas productions, natural gas volume used in hydrocarbon production, natural gas flaring, natural gas price, investments depreciation, costs and expenses figures are assumed for illustrative purposes

*	Since January 1, 2006, according to the Ley de Ingresos de la Federación, the special tax on production services (IEPS) will be credited against a pre-existent positive balance, in the event that this amount is not sufficient, it will be credited against the value added tax (VAT), if the VAT is not sufficient, it will be credited against the DHSF. If the IEPS exceeds the DHSF, it will be credited against the OHD

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PEMEX	Investor Relations

Table A14

Concepts for the calculation of the duty on hydrocarbons for the stabilization fund

Concept
a)	Extracted production of crude oil in 2006 (MMbd)	3.42
b)	Weighted average Mexican crude oil price (US$/b)	36.50
c)	Value of extracted production of crude oil in 2006 (a x b) (MMUS$)	45,563
d)	DHSF tax rate corresponding to a 36.50 US$/b weighted average Mexican crude oil price (Refer to Table A12)	10.0%

Deductions

Concept
e)	Extraordinary duty on crude oil exports (EDE)	0
f)	Excess gains duty (EGD)	0
g)	Special tax on production and services (IEPS) *
	Duty on hydrocarbons for the stabilization fund (DHSF) (c x d - (e + f)) (MMUS$)	4,556

1)	Calculations based on a weighted average Mexican crude oil price of 36.50 US$/b. This is the price used for the elaboration of the 2006 Federal Budget. Therefore, EDE and EGD are zero since realized value of crude oil exports equals budgeted value of crude oil exports

*	Since January 1, 2006, according to the Ley de Ingresos de la Federación, the special tax on production services (IEPS) will be credited against a pre-existent positive balance, in the event that this amount is not sufficient, it will be credited against the value added tax (VAT), if the VAT is not sufficient, it will be credited against the DHSF. If the IEPS exceeds the DHSF, it will be credited against the OHD

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Table A15

Concepts for the calculation of the extraordinary duty on crude oil exports

Concept
a) Crude oil exports in 2006 (MMbd)	1.87
b) Weighted average Mexican crude oil price (US$/b)	40.00
c) Value of crude oil exports in 2006 (a x b) (MMUS$)	27,277
d) Budgeted weighted average Mexican crude oil price (US$/b)	36.50
e) Value of crude oil exports budgeted by Congress in 2006 (a x d) (MMUS$)	24,890
f) Difference between value of realized and value of budgeted crude oil exports Max(c -e, 0) s.t. c - e >=0 (MMUS$)	2,387
g) EDE tax rate	13.1%
Extraordinary duty on crude oil exports (EDE) (f x g)	313

1)	For this example, the weighted average Mexican crude oil price used is 40 US$/b. This price exceeds the 36.50 US$/b price used for the elaboration of the 2006 Federal Budget.

2)	Crude oil exports figure is assumed for illustrative purposes

Table A16

Concepts for the calculation of the excess gains duty

Concept
a) Crude oil exports in 2006 (MMbd)	1.87
b) Weighted average Mexican crude oil price (US$/b)	40.00
c) Value of crude oil exports in 2006 (a x b) (MMUS$)	27,277
d) Budgeted weighted average Mexican crude oil price (US$/b)	36.50
e) Value of crude oil exports budgeted by Congress in 2006 (a x d) (MMUS$)	24,890
f) Difference between value of realized and value of budgeted crude oil exports Max(c -e, 0) s.t. c - e >=0 (MMUS$)	2,387
g) EGD tax rate	6.5%
Excess Gains Duty (EGD) (f x g)	155

1)	For this example, the weighted average Mexican crude oil price used is 40 US$/b. This price exceeds the 36.50 US$/b price used for the elaboration of the 2006 Federal Budget.

2)	Crude oil exports figure is assumed for illustrative purposes

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Table A17

Concepts for the calculation of the duty on hydrocarbons for the fund for scientific and technological research on energy and for fiscal monitoring of oil activities

Concept
a)	Extracted production of crude oil in 2006 (MMbd)	3.42
b)	Weighted average Mexican crude oil price (US$/b)	36.50
c)	Value of extracted production of crude oil in 2006 (a x b) (MMUS$)	45,563
d)	Natural gas production in 2006 (MMMcfd)	5.3
e)	Natural gas volume used in hydrocarbon production (MMMcfd)	0.6
f)	Gas flaring (up to 2% of natural gas production) * (MMMcfd)	0.1
g)	Natural gas volume to deduct (e + f) (MMMcfd)	0.7
h)	Extracted production of natural gas in 2006 (d -g) (MMMcfd)	4.6
i)	Weighted average natural gas price (US$/Mcf)	6.33
j)	Value of extracted production of natural gas in 2006 (h x i) (MMUS $)	10612.36
k)	Value of extracted production of crude oil and natural gas in 2006 (c + j) (MMUS$)	56,175

*	The 2% limit is effective in 2006. From 2007 and thereafter, natural gas flaring is not included in the volume to deduct

l) Duty on hydrocarbons for the fund for scientific and technological research on energy tax rate	0.05%

Duty on hydrocarbons for the fund for scientific and technological research on energy (MMUS$) (k x l)	28

m) Duty on hydrocarbons for fiscal monitoring of oil activities tax rate	0.003%

Duty on hydrocarbons for fiscal monitoring of oil activities (MMUS$ ) (k x m)	2

1)	Crude oil and natural gas productions, natural gas volume used in hydrocarbon production, natural gas flaring and natural gas price are assumed for illustrative purposes

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Table A18

Concepts for the calculation of the additional duty

Concept
a) Crude oil target production in 2006 (MMb)	1,248
b) Weighted average Mexican crude oil price (US$/b)	36.50
c) Value of crude oil target production in 2006 (a x b) (MMUS$)	45,550
d) Actual crude oil production in 2006 (MMb) *	1,095
e) Value of actual crude oil production in 2006 (a x b) (MMUS$)	39,968
f) Total OHD deductions in 2006 (MMUS$) **	15,472
g) AD tax base (c - e) x (1 - (f / e)	3,421
h) OHD tax rate corresponding to a 36.50 US$/b weighted average Mexican crude oil price in 2006 (Refer to Table A10)	78.68%
i) AD tax rate	16.32%
Additional duty (AD) (g x h x i)	439

*	For this example, actual crude oil production is 3 MMbd

**	For this example, the OHD deductions are the one calculated in this Annex. However, in order to calculate de AD it is necessary to determine the deductions related to the actual crude oil production that is below the target production

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PEMEX	Investor Relations

If you need to contact Investor Relations or to be included in the distribution list, please call or send an e-mail to:

Telephone:	(52 55) 1944 9700
Voice	mail: (52 55) 1944 2500 ext. 59412

ri@dcf.pemex.com

Celina Torres	Rolando Galindo
ctorresu@dcf.pemex.com	rgalindog@dcf.pemex.com

Alejandro Reyes	Armando Acosta
areyesv@dcf.pemex.com	aacosta@dcf.pemex.com

Elizabeth Osman eosman@dcf.pemex.com

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex Exploration and Production, Pemex Refining, Pemex Gas and Basic Petrochemicals and Pemex Petrochemicals. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the March 31, 2006 exchange rate of Ps. 10.8935 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the US Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (kwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The US Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures, which are calculated as described above. They are presented because PEMEX believes that they are widely accepted financial indicators of its ability to service or incur debt. EBITDA, free cash-flow and discretionary cash-flow should not be considered as indicators of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Mauricio Alazraki Pfeffer
Mauricio Alazraki Pfeffer
Associate Managing Director of Finance

Date: May 23, 2006

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.